Notice of Availability of Proxy Materials for the Annual General and Special Meeting of the Shareholders of Curaleaf Holdings Inc. Meeting Date and Time: June 22, 2026, at 9:00 am Eastern Time Location: Virtual Meeting via live webcast at https://meetings.lumiconnect.com/200-400-246-452 Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at: https://odysseytrust.com/client/crlf-holdings-inc/ OR www.sedarplus.ca Obtaining Paper Copies of the Proxy Materials The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management’s discussion and analysis on a dedicated website in addition to SEDAR+. Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by June 1, 2026, in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedar.com. For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1-888- 290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America). Notice of Meeting The resolutions to be voted on at the meeting, described in detail in the Management Information Circular (the “Circular”) of Curaleaf Holdings Inc. (the “Company”) dated May 7, 2026, are as follows: Number of Directors: Shareholders will be asked to set the number of directors at ten (10). Information respecting the number of directors may be found in the Circular under “Number of Directors and Election of Directors”. Election of Directors: Shareholders will be asked to elect directors for the ensuing year. Information respecting the election of directors may be found in the Circular under “Number of Directors and Election of Directors”. Appointment of Auditors: Shareholders will be asked to appoint BDO USA, P.C. as auditors of the Company and authorize the board of directors of the Company to fix the auditors’ remuneration and terms of engagement. Information respecting the appointment of auditors may be found in the Circular under “Appointment of Auditors”.

LTIP Resolution: Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the continued ability of the Company to issue awards under the Company’s 2018 Stock and Incentive Plan (as amended from time to time), including the approval of unallocated awards thereunder, as more particularly described in the Circular under “Approval of Unallocated Awards Under the LTIP”. Amendment Resolution: Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution to approve an amendment to the articles of the Company having the effect of amending the share capital of the Company, as more particularly described in the Circular under “Amendment to the Articles of the Company”. Option Exchange Resolution: Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the implementation of a proposed exchange program whereby up to 10,070,478 of the Company’s currently outstanding stock options having an exercise price or subject to performance vesting conditions tied to a trading price per share equal to or exceeding US$5.00 would be exchanged for restricted share units of the Company (the “Option/RSU Exchange”), provided that the Option/RSU Exchange, as it relates to insiders of the Company, shall be subject to an ordinary resolution of disinterested shareholders of the Company as required under applicable stock exchange rules and applicable securities legislation, as more particularly described in the Circular under “Option Exchange Program”. Arrangement Resolution: Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, a special resolution to approve a plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) involving, among other things, the continuation of the Company out of British Columbia, Canada to the State of Delaware in the United States, as more particularly described in the Circular under “The Arrangement and the Continuance”. Voting To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by June 18, 2026, at 9:00 am (Eastern Time). Non-registered (beneficial) shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting. Only registered shareholders and duly appointed proxyholders will be entitled to vote at the meeting. Shareholders who wish to appoint a proxyholder other than the persons designated by Curaleaf Holdings, Inc. on the form of proxy or identified on the voting instruction form (including a non-registered shareholder who wishes to appoint themselves) to represent them at the meeting must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to vote in the meeting and only being able to attend as a guest. Non-registered shareholders located in the United States must also provide Odyssey Trust Company with a duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder. Stratification The Company is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials. Annual Financial Statements The Company is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.